FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Closing of the sale of Telefónica Czech Republic	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the Significant Event published on November 5th, 2013, in relation to the agreement reached between Telefónica S.A. (hereinafter Telefónica) and PPF Group N.V., for the sale by Telefónica of a 65.9% stake of Telefónica Czech Republic, a.s., Telefónica announces that after obtaining the relevant regulatory approval the transaction has been completed.

As indicated in the aforementioned Significant Event, after the transaction, Telefónica holds a 4.9% stake in Telefónica Czech Republic, a.s.. Additionally, Telefonica will remain as its industrial and commercial partner for the next four years.

This transaction is part of Telefónica’s strategy to focus its business on its core markets and optimize its financial flexibility, which has allowed the reduction in net debt during each quarter of 2013. With this transaction, Telefónica meets its debt reduction and leverage ratio targets for 2013.

Madrid, January 28th, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: January 28th, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors